UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SHAMIR OPTICAL INDUSTRY LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M83683108

(CUSIP Number)

Efrat Cohen Chief Financial Officer Kibbutz Shamir 12135 Upper Galilee, Israel Tel.: 972-4-6947803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: M83683108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) Shamir Optica Holding Ltd. f/k/a Shamir Optica Holdings, A.C.S. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,288,281
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,288,281
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,288,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO.: M83683108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) Kibbutz Shamir A.C.S. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,944,140.5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,944,140.5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,944,140.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%*
14	TYPE OF REPORTING PERSON OO

*	Kibbutz Shamir A.C.S. is the holder of 50% of the equity interest of Shamir Optica Holding Ltd.

Preliminary Statement.

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1 to Schedule 13D”) is being filed to reflect the consummation of the Agreement and Plan of Merger, dated as of October 15, 2010 (the “Merger Agreement”), by and among Essilor International SA, a French société anonyme (“Essilor” or “Parent”), Shamrock Acquisition Sub Ltd. (“Merger Sub”), an Israeli company that was, prior to being absorbed as provided in the Merger Agreement, an indirect wholly-owned subsidiary of Essilor Israeli Holdings Ltd., itself a wholly-owned subsidiary of Parent (“Essilor Israeli Holdings”), and Shamir Optical Industry Ltd., an Israeli company (the “Company”), and the transactions contemplated thereby.

On July 1, 2011, the merger and the related transactions were consummated. Under the terms of the Merger Agreement, each outstanding ordinary share of the Company was converted into the right to receive $14.50 in cash, without interest and less any applicable withholding taxes, other than ordinary shares held, directly or indirectly, by Kibbutz Shamir A.C.S., an Israeli agricultural cooperative (“Kibbutz Shamir”), Shamir Optica Holding Ltd., f/k/a Shamir Optica Holdings, A.C.S. (“Shamir Holding”), Essilor or Merger Sub and other than “dormant shares” as that term is defined under Israeli Companies Law.

Following the consummation of the merger and the related transactions, the Company became a direct wholly-owned subsidiary of Shamir Holding, and Parent (through Essilor Israeli Holdings) and Kibbutz Shamir each beneficially owns 50% of all outstanding equity of Shamir Holding.

Item 1.	Security and Issuer

Class of Securities:	Ordinary Shares, par value NIS 0.01 per share (“Ordinary Shares”)

Name of Issuer:	Shamir Optical Industry Ltd. (the “Company”)

Address of Issuer:	c/o Kibbutz Shamir
Upper Galilee
12135 Israel

Item 2.	Identity and Background

(a), (f) This Schedule 13D is being filed by Shamir Holding Ltd., f/k/a Shamir Optica Holdings A.C.S., a corporation organized under the laws of Israel (“Shamir Holding”) and Kibbutz Shamir A.C.S., an Israeli agricultural cooperative society (“Kibbutz Shamir,” and together with Shamir Holding, the “Reporting Persons”). Kibbutz Shamir is the holder of 50% of the equity interest of Shamir Holding.

(b) The principal business address of the Reporting Persons is c/o Kibbutz Shamir, Upper Galilee 12135 Israel.

(c) The Reporting Persons are holding companies.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No changes are being made to the prior disclosure in the initial Schedule 13D filed by the Reporting Persons on October 25, 2010 that is being amended hereby.

Item 4.	Purpose of Transaction

No changes are being made to the prior disclosure in the initial Schedule 13D filed by the Reporting Persons on October 25, 2010 that is being amended hereby. In addition, no Reporting Person has any current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure including, but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a),(b) As of the date hereof, Shamir Holding owns 17,888,281 Ordinary Shares, constituting 100.0% of the outstanding Ordinary Shares of the Company. As of the date hereof, Kibbutz Shamir, as the owner of 50.0% of Shamir Holding, may be deemed to be the beneficial owner of 8,944,140.5 Ordinary Shares, constituting 50.0% of the outstanding Ordinary Shares of the Company.

The number of Ordinary Shares beneficially owned by Shamir Holding with respect to which there is (i) sole voting power is 17,288,281 Ordinary Shares, (ii) shared voting power is none, (iii) sole dispositive power is 17,288,281 Ordinary Shares, and (iv) shared dispositive power is none. The number of Ordinary Shares that may be deemed to be beneficially owned by Kibbutz Shamir with respect to which there is (i) sole voting power is 8,944,140.5 Ordinary Shares, (ii) shared voting power is none, (iii) sole dispositive power is 8,944,140.5 Ordinary Shares, and (iv) shared dispositive power is none.

The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that the Reporting Persons, for the purpose of Section 13(d) of the Act, are the beneficial owners of any of the Ordinary Shares covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

(c) The Reporting Persons have not effected any transaction in Ordinary Shares during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d) Not applicable to the Reporting Persons.

(e) Not applicable to the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 1, 4 and 5 of the initial Schedule 13D filed by the Reporting Persons on October 25, 2010, as amended hereby, and the exhibits to such Schedule 13D are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement By and Among Reporting Persons (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on October 25, 2010).

99.2	Agreement and Plan of Merger, dated as of October 15, 2010, by and among the Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on October 25, 2010).

99.3	Support Agreement, dated as of October 15, 2010, by and among the Parent, Merger Sub and Kibbutz Shamir and accepted and agreed by Shamir Holding (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on October 25, 2010).

SIGNATURES

After reasonable inquiry and to the best of its, his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

SHAMIR HOLDING LTD., F/K/A SHAMIR OPTICA HOLDINGS A.C.S. LTD.

Date: July 25, 2011	By:	/s/ Efrat Cohen
	Name:	Efrat Cohen
	Title:	Authorized Person

Date: July 25, 2011	By:	/s/ Uzi Tzur
	Name:	Uzi Tzur
	Title:	Authorized Person

KIBBUTZ SHAMIR A.C.S.

Date: July 25, 2011	By:	/s/ Efrat Cohen
	Name:	Efrat Cohen
	Title:	Authorized Person

Date: July 25, 2011	By:	/s/ Uzi Tzur
	Name:	Uzi Tzur
	Title:	Authorized Person